

December 28, 2006

Mr. William E. McKechnie
Chief Executive and Financial Officer
Xtra-Gold Resources Corp.
c/o Nevada Corporate Services
1800 E. Sahara, Suite 107
Las Vegas NV 89104

> **Re:** **Xtra-Gold Resources Corp.**
> **Registration Statement on Form SB-2**
> **Filed November 30, 2006**
> **File No. 333-139037**

Dear Mr. McKechnie:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure, wherever it appears in your document.

2. Please update your disclosure with each amendment to the most recent practicable date. For example, please update the status of your subsidiary's pending application to the Ghana National Petroleum Corp. for a petroleum agreement to

acquire an oil interest in Ghana. Also, provide an updated consent from your independent accountant in each subsequently filed amendment.

3. We note that your registration statement registers the resale of common stock by selling shareholders. We also note that there is currently a limited market for your common stock on the Pink Sheets. Given this, please revise your prospectus cover page and plan of distribution section to provide that selling security holders will sell at a stated, fixed price until, if applicable, the securities are quoted on the OTC Bulletin Board and, thereafter, at prevailing market prices or privately negotiated prices.

4. Please update your auditors' consent.

5. Please continue to monitor the need to update your financial statements.

Prospectus Summary, page 7

6. Disclose the business purpose for each name change since inception. Also indicate whether there were changes in management during those times.

7. Please expand your disclosure to more clearly describe your stage of operations and the status of each aspect of your business. We note that you indicate that you are engaged in the development and mining of gold properties.

Risk Factors, page 9

8. You include a number of risk factors that could suggest that your operations are more substantial than is actually the case.

- Rather than including several risk factors related to aspects of the mining industry that will not apply to you unless and until you have substantive mining operations, we suggest that you include in one new risk factor a concise discussion that makes clear that you have no revenues from operations and no ongoing production of any kind, but listing and briefly discussing those risks that would apply if you ever commenced actual mining operations.

- Also, please emphasize in the caption and text of this new risk factor that the chances of your ever reaching production stage are remote.

- As appropriate, eliminate the extraneous risk factors that the new risk factor will replace.

9. All risk factors should be no longer than one or two short paragraphs. Identify the risk, include a cross-reference to more detailed disclosure elsewhere if appropriate, and eliminate all excess detail. Many of your risk factors are too

detailed and contain too many paragraphs, for example the one titled "We will need substantial additional financing…." Where you discuss multiple risks under one caption, break the discussion into separate factors and include appropriate captions for each.

10.   Revise risk factor subheadings so that they clearly identify the risk to be discussed. Several of your risk factor captions are too vague and generic to adequately describe the risk that follows. For example, simply stating "The development of our Kwabeng and Pameng Projects may be delayed" and "Our mineral titles and related land surface rights may be challenged" does not disclose the resulting risk of harm to investors. Revise to provide captions that concisely identify the risk.

11.   Rather than stating that there is or can be no assurance of a particular outcome, state the extent of each risk plainly and directly.

12.   Eliminate language that tends to mitigate the risk you discuss, such as clauses that begin with "while," "although," or "however." Examples include statements such as "While we consider our Apapam Project to be an exploration project, there are historical proven placer gold reserves of 58,000 ounces on this concession," "Although it is understood that that the issuance of all of the permits and approvals will not be unreasonably withheld, we cannot be assured that all the permits will be granted to us and in a timely manner or whether we will be able to fulfill all the requirements imposed pursuant to these permits and licences," and "However, we are aware of only one occasion where the Government of Ghana has ever exercised the right referred to in item (a) above." Instead, focus on the underlying risk, such as the harm that could result from not discovering commercial bodies of mineralization, not being issued the necessary permits and approvals, or the Government of Ghana exercising its rights.

13.   It is inappropriate to include "risk factors" that serve as disclaimers or which apply to all public companies. If appropriate, this information may appear later in your prospectus. Examples include the risk addressing increased international political instability.

We will need substantial additional financing…., page 11

14.   Disclose the length of time you estimate to be able to continue operations with the cash you currently have. Please include the same discussion in Management's Discussion and Analysis of Financial Condition.

Our activities are subject to environmental laws and regulations…., page 15

15.   If material, inform us of your potential exposure to and the dollar amount of

reserves established for exposure to environmental liabilities. We note that you may be unable to predict the ultimate cost of compliance or the extent of liability risks.

We depend on the continued services of our Vice-President,….,page 17

16.   Please disclose if you do not carry key man insurance.

"Penny Stock" Rule Limitations, page 19

17.   Please revise this subheading to more accurately reflect the risks associated with being a penny-stock issuer. For example, consider revising the heading to indicate that trading of your stock may be limited or more difficult to effectuate because you are a "penny-stock" issuer.

All of our directors and officers reside outside the United States,….,page 20

18.   Revise the second sentence in this risk factor to plainly and precisely identify the risk of foreign courts not enforcing judgments of U.S. courts or enforce, in an original action, liabilities predicated upon the U.S. federal securities laws directly.

Dividends, page 22

19.   Please advise us of your consideration for including a risk factor associated with not declaring or paying dividends. It appears that the salient risk is that investors will realize a return on their investment only if your stock price appreciates, if at all.

Forward-Looking Statements, page 23

20.   As your Risk Factors indicate, your stock is subject to the penny stock rules. Therefore, the safe harbor that the Private Securities Litigation Reform Act of 1995 otherwise would provide is unavailable to you. See Securities Act Section 27A(b)(1)(C) and Exchange Act Section 21E(b)(1)(C). Ensure that your disclosure does not suggest that the safe harbor is applicable by deleting any reference to the PSLRA or the safe harbor.

Management's Discussion and Analysis…, page 24

Liquidity and Capital Resources, page 26

21.   Please describe any known trends or uncertainties that you have had or reasonably expect will have a material favorable or unfavorable impact on short-term or long-term liquidity.

Liquidity, page 27

22.   Please expand your discussion of liquidity to identify the expected costs to
        implement your plan of operation. We note your related disclosure on page 11.

Recent Capital Raising Transactions, page 27

23.   We note that you raised proceeds from the issuance of shares. Provide further
        details of these issuances, such as whether you issued any shares in the U.S. and,
        if so, the federal securities law exemption(s) upon which you relied.

Significant Accounting Policies, page 30

24.   We note your disclosure of significant accounting policies. Such disclosure
        should supplement, rather than duplicate, the description of accounting policies
        that are already disclosed in the notes to your financial statements.   Please revise
        this disclosure to address specifically why your accounting estimates or
        assumptions bear the risk of change. The reason may be that there is an
        uncertainty attached to the estimate or assumption, or it just may be difficult to
        measure or value. You should also address the questions that arise once the
        critical accounting estimate or assumption has been identified, by analyzing, to
        the extent material, such factors as how you arrived at the estimate, how accurate
        the estimate/assumption has been in the past, how much the estimate/assumption
        has changed in the past, and whether the estimate/assumption is reasonably likely
        to change in the future. Please refer to *Commission Guidance Regarding
        Management's Discussion and Analysis of Financial Condition and Results of
        Operations*, Release No. 33-8350 which can be located on our website at:
        http://www.sec.gov/rules/interp/33-8350.htm.

Mineral Properties and Exploration and Development Costs, page 31

25.   Please explain why you allocate your property acquisition costs between proven
        and probable reserves and mineralization.

26.   Please explain why development costs are expensed.

Business of Our Company, page 35

Business Development, page 35

27.   We note that you engaged in the business of oil and gas by way of your subsidiary
        acquiring a 5% participating interest in one oil and gas property located in
        southeastern Saskatchewan, Canada. We further note that you subsequently sold
        your 5% interest to an arm's length oil and gas company pursuant to the terms of a

purchase and sale agreement for a consideration of CAD$350,000. If material, please identify this oil and gas company and file the purchase and sale agreement as an exhibit.

Our Business in the Gold Industry, page 36

28.   We note your extensive discussion regarding all aspects of the gold mining industry. Please shorten this discussion to focus on those areas that currently apply to you given that you have yet to produce any gold. You may briefly discuss any other aspects that may apply to you if you ever go beyond the development stage while highlighting that this may never happen.

29.   We note your use of information prepared by, for example, Gavin Hilson, Minproc Engineers Pty Ltd. and John Rae, P. Geo. With respect to any third-party statements in your prospectus, supplementally tell us whether the source of each statistic or item of information is publicly available without cost or at a nominal expense. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that source should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-B for additional guidance. Alternatively, you may adopt these statements as your own.

Floating Gold Ore Washing and Processing Plant, page 40

30.   Please revise your filing to provide the current status of the installation of screen deck and water supply pump with respect to the floating hold ore washing and processing plant.

Management, page 65

31.   For each biographical sketch, provide dates of employment so that there is a clear and uninterrupted discussion for at least the past five years. For example, it is unclear what each officer and director did immediately prior to joining your company.

32.   We note that in August 2002, Mr. Longshore entered into a settlement agreement and order with the Ontario Securities Commission. Please provide us with a copy of this settlement agreement and order. We may have further comment.

33.   We note your references to the "expertise" of Messrs. Clement and Abudulai. Please disclose their particular area of expertise, the authority recognizing them as experts, and file as an exhibit their consents to being named experts.

Corporate Governance Matters, page 68

34.   As it is likely that you will have to file an amendment to this registration
        statement after December 31, 2006, please be advised that you must provide the
        disclosure required by recently adopted Item 407 of Regulation S-B, including the
        compensation discussion and analysis. Please also note that other Items, such as
        Item 401, have been amended. See Section VII of Release No. 34-54302A (Nov.
        7, 2006) and Interpretation J.8B of the Division of Corporation Finance's Manual
        of Publicly Available Telephone Interpretations (July 1997). Please revise your
        prospectus accordingly.

Certain Relationships and Related Transactions, page 75

35.   Please disclose how the terms of each transaction were determined and whether
        any of the transactions was on terms at least as favorable to you as could have
        been obtained from unaffiliated third parties.

36.   We note that in May 2005, an aggregate of 47,000,000 shares of your common
        stock owned by Paul Zyla and William Edward McKechnie were returned to
        treasury and cancelled pursuant to respective stock cancellation agreements
        entered into between you and such directors. Please indicate what triggered this
        cancellation.

Principal Stockholders, page 77

37.   Disclose any significant change in the percentage ownership held by principal
        shareholders since inception.

Selling Security Holders, page 79

38.   Please disclose the individual or individuals who exercise the voting and/or
        dispositive powers with respect to the securities to be offered for resale by your
        selling securityholders that are entities. Please see Interpretation I.60 of our July
        1997 Manual of Publicly Available Telephone Interpretations and Interpretation
        4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997
        Manual of Publicly Available Telephone Interpretations. For example, footnotes
        1-3, 30-37 and 45-49 state that shares are held "in trust for the named individual,
        who exercises sole voting control and dispositive power over these securities," but
        fail to identify the named individual. As another example, footnote 8 states that
        1066826 Ontario Inc. exercises voting and dispositive power over the shares
        noted, but does not name the individual or individuals who exercise the voting
        and/or dispositive powers with respect to the 1066826 Ontario Inc. These
        examples are not exhaustive. Please revise.

39.   Please describe any material relationship between the company and any of the other shareholders. Refer to Item 507 of Regulation S-B.

Plan of Distribution, page 94

40.   We note that the selling shareholders may engage in short sales of your common stock. Please see Corporation Finance Telephone Interpretation A.65 in that regard.

Item 28. Undertakings

41.   Please provide the undertaking set forth in Item 512(g)(2) of Regulation S-B.

Consolidated Financial Statements, page F-2

42.   Please explain in detail why you have characterized the stage of your operations as development stage rather than exploration stage. We may have further comment.

Consolidated Financial Statements, page F-25

Consolidated Statements of Operations, page F-28

43.   Please tell us why the foreign exchange gain was considered operating income rather than a component of other income and expense.

Consolidated Statements of Cash Flows, page F-29

44.   We note your line item described as "Mineral property acquired on purchase of subsidiary." It appears this line item related to the impairment of previously acquired asset rather than an acquisition. Please re-characterize the line item to more clearly describe its nature or tell us why you do not believe a change is necessary.

45.   Revise your statement of stockholders' equity, to disclose the following, from inception:

   •   For each issuance, the date and number of shares of stock, warrants, rights, or other equity securities issued for cash and for other consideration.

   •   For each issuance, the dollar amounts (per share or other equity unit and in total) assigned to the consideration received for shares of stock, warrants, rights, or other equity securities. Dollar amounts shall be assigned to any non-cash consideration received.

- For each issuance involving non-cash consideration, the nature of the non-cash consideration and the basis for assigning amounts.

  Refer to paragraph 11(d) of SFAS 7.

Significant Accounting Policies, page F-33

Foreign Exchange, page F-36

46.   We note your disclosure that your functional currency is the U.S. dollar and that you do not have non-monetary assets and liabilities that are in a currency other than the U.S. dollar. Please tell us how you concluded that your functional currency is the U.S. dollar and tell us the functional currency of each of your subsidiaries. For each entity, please include a summary analysis with respect to each of the economic factors indicated by paragraph 42 of Appendix A to SFAS 52. In doing so, please tell us the entity which owns your investments in trading securities and indicate the currency in which such securities are denominated.

Note 4. Acquisitions, page F-38

47.   We note your disclosure that the cost of acquiring your interest in XG Mining was based on the fair value of the net assets acquired. Please tell us how you determined that this approach was more reliable than basing the fair value on the consideration given. Please refer to paragraph 22 of SFAS 141.

48.   Please revise your disclosure to include the primary reasons for the acquisition, including a description of factors the contributed to a purchase price that results in the assigned value to mineral property.

49.   On page 40, you disclose that XG Mining owns a floater place gold ore washing and processing plant as well as a functional living compound and certain other offices and facilities. Please tell us the value that you ascribed to these assets and indicate the period of time in which you expect to depreciate such assets.

50.   We note that you acquired 90% of XG Mining. Please tell us how you have accounted for the non-controlling shareholder's claim on XG Mining's net assets.

51.   We note your disclosures elsewhere in your filing of your rehabilitation and reclamation plan with respect to your mining operations. Please tell us if you recorded a liability for an existing asset retirement obligation related to your acquisition of XG mining. Refer to paragraph 3 of SFAS 143. To further our understanding, please describe the nature and location of such facilities for which no asset retirement obligation has been recorded as of the date of acquisition.

Note 5. Investments, page F-39

52.   Please revise your filing to include, if material, the portion of trading gains and losses for the period that relates to trading securities still held at the reporting date. This disclosure should be included for each period for which the results of operations are presented. Please refer to paragraph 21(e) of SFAS 115.

Note 12. Capital Stock, page F-41

53.   Please tell us how you accounted for the warrants issued in tandem with the private placement of your common shares. In addition, tell us how you have applied the guidance in SFAS 133 and EITF Issue 00-19 in evaluating whether the warrants are derivatives that you should account for at fair value.

Signatures

54.   Please provide the signature of the company's controller or principal accounting officer.

Engineering Comments

General

55.   You disclose that you have "historical proven reserves" estimated at 216,800 ounces of gold in accordance with a feasibility study prepared in 1994 by Minproc Engineers Pty Ltd, and updated by Rae International in March 2006. You also note that you have additional placer gold resources of comparable size (200,000 to 300,000 ounces). Please forward to our engineer as supplemental information and not as part of the registration statement, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section (c) of Industry Guide 7. Also forward the basis for your estimates of resources (mineralized material, see below).   (This guide can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.)

        This includes:

        • Property and geologic maps,
        • Description of your sampling and assaying procedures,
        • Drill-hole maps showing drill intercepts,
        • Representative geologic cross-sections and drill logs,
        • Description and examples of your cut-off calculation procedures and cutoffs,
        • Justifications for the sampling spacings used,

- A detailed description of your procedures for estimating "reserves" and "mineralized material,"
- Copies of pertinent engineering and geological reports, and feasibility studies or mine plans (including cashflow analyses) concerning your property that are needed to establish the existence of reserves as defined in Industry Guide 7, including the March 2006 Rae International study, and any study that supplied information that Rae relied upon.
- A detailed permitting and government approval schedule for the project, particularly identifying the primary construction approval(s) and your current location on that schedule.

Please place the information on a CD-ROM with an Adobe PDF format. Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed Federal Express shipping label to facilitate the return of the supplemental information. See Rule 418(b) under Regulation C.

56.   As Industry Guide 7 makes no provision for the disclosure of estimates of "mineral resources," please use the term "mineralized material" if your estimates can qualify as a mineralized body, which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals. Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Note that "mineralized material" does not include: 1) material reported as reserves, and 2) volumes and grades estimated by using only geologic inference, which are sometimes classed as "inferred" or "possible" by some evaluators. Only mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples can be called "mineralized materials." Grade cutoffs used to distinguish mineralized material from just mineralization must be calculated based on economically viable factors that are suitable for the particular site. Generally, mineralized material should be reported as "in place" grade and tonnage. Estimates of contained metal or total ounces in mineralized material should not be reported, as these can be confused with reserves.

57.   We note that your filing contains significant amounts of technical information, which could result in important information not being highlighted to the investor. Please address each of the following:

- Substantially revise your disclosure, and rewrite sections as needed to eliminate extraneous detail, and summarize the information.

- Present information in clear, concise sections, paragraphs and sentences easily understandable to the average reader.
- Whenever possible, use short explanatory sentences and bullet lists.
- Avoid highly technical terminology.
- Use descriptive headings and subheadings.
- Minimize repetitive disclosure that increases the size of the document but does not enhance the quality of the information.

58.   Please insert a small-scale map showing the location and access to your property. Briefly describe the access to your properties in the text. Note that SEC's EDGAR program now accepts digital maps; so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.

59.   Please expand you disclosure as to who will manage and how you will staff a gold mining effort. Disclose more information as to why the preceding mining effort failed, and how you expect to address these past failings.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Cannarella at (202) 551-3337 or, in his absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Roger Baer, Mining Engineer, at (202) 551-3705 if you have questions regarding the engineering comments. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Cannarella
        J. Davis
        J. Wynn
        R. Baer

        via facsimile
        Roxanne K. Beilly
        Schneider Weinberger & Beilly LLP
        (561) 362-9612